SCHEDULE A
to the Investment Advisory Agreement

(as amended on June 12, 2012 to add TacticalShares Dynamic Allocation Fund)

Series or Fund of Advisors Series Trust	Annual Fee rate
Capital Advisors Growth Fund	0.75% of average net assets
TacticalShares Dynamic Allocation Fund
0.70% on the first $250 million in average daily  net assets
0.65% on the next $250 million in average daily net assets
0.60% on the next $500 million in average daily net assets
0.55% on assets greater than $1 billion

ADVISORS SERIES TRUST on behalf of the Funds listed on Schedule A	CAPITAL ADVISORS, INC.
By: /s/ Douglas G. Hess	By: /s/ Keith C. Goddard
Name: Douglas G. Hess	Name: Keith C. Goddard
Title: President	Title: Chief Executive Officer

A-1